FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of April 2005

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
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                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X             Form 40-F
                                ---                      ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                      No  X
                            ---                     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                            FORM 6-K

                                    Commission File No. 0-30852
Month Filed                              Event and Summary                            Exhibit No.

April 2005              Unofficial  English language  translation of press               99.1
                        release, dated April 12, 2005, announcing the
                        Registrant's filing of an amendment to its annual
                        report for the fiscal year ended December 31, 2003.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         GRUPO FINANCIERO GALICIA S.A.
                                         (Registrant)

Date:  April 13, 2005                    By:  /s/ Antonio Garces
                                            ------------------------------------
                                            Name:   Antonio Garces
                                            Title:  Chief Executive Officer